# Eliot's Adult Nut Butters

## STATEMENT OF CASH FLOWS

January - December 2017

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -50,298.93 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | -9,665.18 |
| Inventory Asset | -2,932.60 |
| Accum Deprec and Amort | 279.00 |
| AA CitiBusiness Credit Card | 12,011.79 |
| AmEx Green Card | 2,166.98 |
| AmEx Plum Card | -11,078.77 |
| Capital One Card | -4,626.96 |
| PayPal Line of Credit | 2,198.55 |
| Credit Card Line of Credit | 0.00 |
| Fundbox Invoice Advances | -1,239.42 |
| Loan Payable:Loan Payable - Swift | 9,289.62 |
| Loan Payable:Personal Loan | 4,862.51 |
| Loan Payable:Square (working Capital) | 738.45 |
| Over Payment | 0.00 |
| PayPal Tax Agency Payable | 0.00 |
| Payroll Liabilities:OR Employment Taxes | 247.41 |
| Square Gift Card | 0.00 |
| WEFUNDER (crowdfunding) | 84,886.00 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **87,137.38** |
| **Net cash provided by operating activities** | **$36,838.45** |
| INVESTING ACTIVITIES | |
| Loan Fees | -2,546.58 |
| **Net cash provided by investing activities** | **$ -2,546.58** |
| FINANCING ACTIVITIES | |
| Owner Contribution | 3,159.88 |
| Owner Draw | -4,483.47 |
| **Net cash provided by financing activities** | **$ -1,323.59** |
| NET CASH INCREASE FOR PERIOD | **$32,968.28** |
| Cash at beginning of period | 16,221.84 |
| CASH AT END OF PERIOD | **$49,190.12** |